Exhibit 5

AVRICORE HEALTH CORPORATE UPDATE:

2024 record year, UK expansion on track.

VANCOUVER, BRITISH COLUMBIA – May 1, 2025) – AVRICORE HEALTH INC. (TSXV: AVCR) (the “Company” or “Avricore”) reports on its year end 2024 and

●	In the year ended December 31, 2024 revenue increased by 37% year over year to $4,785,711 and gross profit increased by 56% to $1,880,306.

●	In the three months ended December 31, 2024 revenue increased by 5% year over year to $1,421,076 and gross profit increased by 18% to $589,930.

“Launching and expanding HealthTab™ in North East London has been a meaningful milestone in our UK strategy and a testament to the vital role pharmacists can play in preventing chronic disease,” said Hector Bremner, CEO of Avricore Health. “By integrating with NHS systems and working alongside leading healthcare partners, we’re delivering the most accurate, scalable and data-driven solution that is improving patient access to care while supporting the sustainability of frontline pharmacy services.”

Growth Strategy 2025 and Beyond:

Recently, the Company announced its strategy to grow HealthTab™ in the United Kingdom — a decision aligned with the region’s robust healthcare market and significant investment in pharmacy-led services.

With operations in the Shoppers Drug Mart locations in Canada having concluded as of March 31, 2025, this allows for the redeployment of devices in Canada and the UK. This transition enhances resource efficiency and reduces upfront capital requirements for expanded device deployment.

Because the Company expects devices to be redeployed to new locations in Canada and the UK, management estimates that the Company will not require investment in new devices for the next 12 to 18 months. It also expects cash-on-hand, expected future cash inflows from revenues, and cash savings from redeployment of devices estimated to be sufficient to finance working capital for the next 12 to 18 months.

UK Expansion Gains Momentum

In response to rising pressures on primary care, the UK government has committed significant funding to expand the role of community pharmacies in chronic disease prevention and management. In 2024, the NHS pledged £645 million (approx. CAD $1.2 billion) to its Pharmacy First program, followed by a £617 million (approx. CAD $1.144 billion) investment in 2025 to enhance services such as blood pressure screening and support the transition of pharmacists into Independent Prescribers. These changes aim to improve early detection of conditions like cardiovascular disease, reduce strain on GPs, and deliver high-value care in accessible settings.

With more than half of the UK’s 12,000 pharmacies already conducting 250,000 blood pressure screenings monthly, early results show strong uptake and impact. A recent NHS Confederation report found community-based cardiovascular screening delivers a return of up to £7.52 for every £1 invested and £9 to £1 ROI for diabetes. As stroke rates among adults over 50 rise and GP shortages persist, expanding pharmacy-led care offers a timely, cost-effective solution while also supporting the financial sustainability of these critical healthcare access points.

1

Financial Snapshot

The following financial data for the three years is derived from the Annual Audited Consolidated Financial Statements and should be read in conjunction with the Consolidated Financial Statements.

	2024	2023	2022
Total revenue	$4,785,711	$3,485,147	$1,768,374
Profit (Loss) from operations	$(668,977)	$(701,215)	$(818,228)
Earnings (Loss) per share – basic and diluted	$0.00	$(0.01)	$(0.01)
Total assets	$2,298,544	$2,538,205	$2,568,983
Total current liabilities (1)	$330,817	$529,218	$604,893
Total non-current financial liabilities	Nil	Nil	Nil

(1)	2022 Current liabilities include deferred revenue of $252,000 for which the Company completed delivery in Q1 2023.

Quarterly Financial Information

The following table highlights selected unaudited consolidated financial data for each of the eight most recent quarters. These results are not necessarily indicative of results for any future period and you should not rely on these results to predict future performance.

Quarter Ended	Dec 2024	Sep 2024	June 2024	March 2024	Dec 2023	Sep 2023	June 2023	Mar 2023
								$
Revenue	1,421,076	1,195,122	1,045,206	1,124,307	1,354,403	953,454	548,049	629,241
Gross profit	589,930	434,791	370,775	484,791	501,466	261,778	229,471	210,681
Share-based compensation	174,013	338,089	1,598	27,464	142,765	304,328	168,518	88,001
Comprehensive income (loss)	(712,521)	(179,065)	54,022	168,537	59,584	(285,062)	(284,225)	(191,512)
Net profit (loss)/share	(0.00)	(0.00)	0.00	0.00	(0.00)	(0.00)	(0.00)	(0.00)
Total Assets	2,298,544	3,024,103	2,618,384	2,798,058	2,538,205	2,453,136	2,143,810	2,296,565

HealthTab™ Addresses High Cardiovascular Disease Burden in North East London

Avricore Health’s first UK deployment of its HealthTab™ platform launched in November 2024 in North East London, a region with a high burden of preventable cardiovascular disease. Backed by strong support from local health authorities and pharmacy leadership, the initiative marks a significant step in scaling HealthTab™ across the UK. The platform has integrated with NHS digital systems and continues to expand API connectivity, aligning with national objectives to modernize care pathways and increase access to preventative screening.

HealthTab™ is part of a collaborative study with Barts Heart Centre, UCL Partners, and HEART UK to evaluate the feasibility of pharmacist-led cholesterol testing alongside blood pressure checks. This builds on the NHS’s Pharmacy First strategy and over 930,000 blood pressure screenings conducted in 6,000 pharmacies to date. With initial NHS funding targets expiring in March 2025, the timing positions HealthTab™ for inclusion in upcoming NHS funding rounds. The platform’s leadership was also recognized in the Pharmaceutical Journal following a BMJ report on point-of-care device standards, highlighting HealthTab™’s commitment to best practices. Additionally, a reseller agreement with Abbott Rapid Diagnostics UK & Ireland supports the distribution of Afinion™ 2 devices for diabetes and heart disease screening in pharmacies.

2

LOOKING AHEAD

The Company remains focused on expanding the HealthTab™ footprint in the UK during this pre-commissioning stage by pursuing new partnerships and grant opportunities, building on the program’s early success. At the same time, preparations are underway to ensure HealthTab™ is well-positioned to capitalize on the significant opportunity that commissioning will represent.

The roadmap ahead includes two key phases:

Phase I – London and High-Priority Regions: Building on the success in North East London, the Company will expand into other major population centres with diverse demographics well-suited for preventative health programs.

Phase II – National Scaling via NHS: Upon demonstrating effectiveness in early deployments, the Company will work with NHS stakeholders to support broader adoption of HealthTab™, including potential integration of cholesterol testing within the Pharmacy First protocol nationwide.

Momentum is expected to grow throughout 2025, as NHS plans for expanding point-of-care testing in community pharmacy become clearer. This aligns with the scheduled 2026 mandate for pharmacists to prescribe for chronic conditions such as heart disease and diabetes.

The Company remains confident in its growth trajectory and encouraged by recent NHS pharmacy budget commitments, which reaffirm the sector’s strategic role in primary care and chronic disease management.

Recent Milestones:	In Progress:
● Launch of initial patient testing ● Added new locations ● In person training ● System features upgrading ● API to NHS record provider (Patient Knows Best) ● Utilizing AI to improve UX.

●     Additional API integrations with key data-partners.

●     New funding partnerships

●     New expansion grants

●     Securing other NHS health regions (ICB’s) for program expansion.

●     Supporting data-driven insights, presentations and publications.

HEALTHTAB™ MARKET FAST-FACTS

●	Point of Care Testing Market to reach $93.21 Billion USD in 2030 (Source)
●	Nearly 13.6 Million Canadians expected to be diabetic or prediabetic by 2030, with many undiagnosed (Source)
●	Over 1 in 3 Americans, approximately 88 million people, have pre-diabetes (Source)
●	Close to 160,000 Canadians 20 years and older are diagnosed with heart disease each year, often it’s only after a heart attack they are diagnosed. (Source)
●	There are more that 10,000 pharmacies in Canada, 88,000 pharmacies in the US, nearly 12,000 in the UK.

3

ABOUT HEALTHTAB™

HealthTab™ is a turnkey point-of-care testing solution that combines best-in-class point-of-care technologies with a secure, cloud-based platform for tackling pressing global health issues. With just a few drops of blood from a finger prick, the system generates lab-accurate results on the spot and data is reported in real time. The test menu includes up to 23 key biomarkers for screening and managing chronic diseases, such as diabetes and heart disease (e.g., HbA1c, Lipid Profile, eGFR). HealthTab™ has also recently added capabilities for bacterial and viral tests, such as strep and COVID-19.

The HealthTab™ network model is unlike anything in pharmacy today. It gives knowledgeable and trusted pharmacists a greater role in primary care delivery, while empowering patients to take more control of their health. It also reduces costs and waiting times and provides many potential revenue streams including equipment leasing & consumables, direct access testing, disease prevention & management programs, sponsored health programs, decentralized clinical trials, real world data (RWD) sets, and third-party app integration through API.

ABOUT AVRICORE HEALTH INC.

Avricore Health Inc. (TSXV: AVCR) is a pharmacy service innovator focused on acquiring and developing early-stage technologies aimed at advancing pharmacy practice and patient care. Through its flagship offering HealthTab™, a wholly owned subsidiary, the Company’s mission is to make actionable health information more accessible to everyone by creating the world’s largest network of rapid testing devices in community pharmacies.

CONTACT:

Avricore Health Inc.

Hector Bremner, CEO 604-773-8943
info@avricorehealth.com

www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health’s expectations, plans, intentions, or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company’s expected use of proceeds from the placement; the unique features that the HealthTab™ platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health’s management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a few risks, uncertainties, and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore’s public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy.

4